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EMAIL: KSCHLESINGER@OLSHANLAW.COM
DIRECT DIAL: 212.451.2252

April 8, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention: Chris Edwards and Celeste Murphy

Re:	CBA Florida, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 25, 2020
File No. 000-50746

Ladies and Gentlemen:

CBA Florida, Inc., a Florida corporation (the “Company”), has received the comment letter dated April 3, 2020 from the staff of the Division of Corporation Finance, Office of Life Sciences (“Staff”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed March 25, 2020 (the Proxy”). On behalf of the Company, set forth below are the Company’s responses to the Staff’s comments. For ease of reference, we have recited the Staff’s comments in italicized, type and have followed the comment with the Company’s response. Courtesy copies of this letter are being provided directly to the Staff for its convenience (attention: Chris Edwards and Celeste Murphy). Per our discussion with the Staff, after the Staff has reviewed this letter, we will incorporate the disclosure in another filing of a Preliminary Proxy Statement. The Company would like to mail the Definitive Proxy Statement no later than the week of April 13, 2020.

Preliminary Proxy Statement on Schedule 14A

Proposal 2: Approval of Plan of Dissolution

Background of the Proposed Dissolution, page 27

1.
Please revise the background section to discuss in greater detail the process for identifying potential strategic transactions. Please describe all discussions, meetings, contacts and reports among specific members of the board and/or management of the Company, and representatives of potential counterparties as well as financial, economic and legal advisors regarding the various options considered.

Response: In response to this comment, the Company will revise the background section of the Proxy in a revised preliminary proxy statement (the “Revised Proxy”) as follows:

“Background of the Proposed Dissolution

At a special meeting of the Shareholders held on May 14, 2018, approximately 98.06% of the shares that were voted, representing 52.42% of the Common Stock, approved the Transaction, which constituted a sale of substantially all of the Company’s assets. The Company successfully completed the Transaction on May 17, 2018. Following the closing of the Transaction, the Board has explored the best means by which to maximize Shareholder value.

During the period from May 18, 2018 through September 30, 2018, the Company stored tissue samples and provided transition services to California Cryobank Stem Cell Services LLC (“Cal Cryo”) pursuant to a transition services agreement entered into in connection with the Transaction.

From May 2018 through June 2019, the Board explored potential strategic transactions for the Company with counterparties in the same industry as the Company and counterparties outside of the industry.

In May 2018, the Company discussed a potential sale of the Company to Party A.

In July 2018, the Company explored a potential sale of the Company to Party B.

In September 2018, entered into discussions with Party C regarding its potential acquisition of the Company. On October 18, 2010, the Company and Party C signed a non-binding letter of intent and initiated due diligence. On November 7, 2019, Party C informed the Company that Party C would no longer pursue a transaction with the Company due to the non-competition and non-solicit provisions of the Asset Purchase Agreement. The Company was ultimately unable to obtain a waiver of such restrictive covenants.

In April 2019, the Company also reviewed a potential strategic transaction with Party D. On June 19, 2019, Party D informed the Company that Party D was not interested in such a strategic transaction.

Following the termination of discussions with potential transaction counterparties, the Company undertook an assessment of potential liabilities of the Company, ongoing expenses and cash available for distribution to Shareholders. On August 6, 2019, the Company engaged Greenberg Traurig, P.A. (“Greenberg Traurig”) to advise the Company in connection with a voluntary dissolution and liquidation process. On September 5, 2019, per a referral advisement from Greenberg Traurig, the Company engaged National Economic Research Associates, Inc. (“NERA”) to perform an independent valuation of contingent liabilities resulting from the Company’s former operating business that related to storing blood samples. On November 12, 2019, NERA presented its final report on such valuation to the Board.

On January 9, 2020, the Board met to discuss potential liquidating distributions and the possibility of engaging third parties to act as dissolution agents during the Dissolution process. The Board determined that its existing officers and outside management services provider, Red Oak Partners, LLC, would administer the Dissolution.

The Board now seeks, as a next step in its efforts to maximize value for Shareholders and any other relevant constituents, to effect the Dissolution, including the monetization of the Company’s remaining holdings and other assets, and to make a distribution of the proceeds of the Transaction. In furtherance of these efforts, the Board is presenting the Plan of Dissolution for approval by the Shareholders. The Plan of Dissolution was approved by the Board on February 11, 2020. The Board also recommended that the Shareholders approve the Plan of Dissolution. Florida law provides that a corporation may dissolve upon the recommendation of its board of directors, followed by the approval of its shareholders. A copy of the Plan of Dissolution is attached to this proxy statement at Appendix A. All material features of the Plan of Dissolution are summarized below.

If the Plan of Dissolution is approved by the Shareholders, the Company will file Articles of Dissolution with the Florida Secretary of State dissolving the Company. Pursuant to Florida law, the Company will continue to exist for a minimum of four years after its dissolution becomes effective solely for the purposes of prosecuting and defending suits against the Company and enabling the Company and its subsidiaries to close their business, to dispose of their property, to discharge their liabilities and to distribute to Shareholders any remaining assets. The proportionate interests of all of Shareholders will be fixed on the basis of their respective stock holdings at the close of business on the date the Articles of Dissolution are filed with the Florida Secretary of State as determined by the Board, which date is referred to herein as the “Final Record Date”. The Company intends to discontinue recording transfers of shares of the Common Stock on the Final Record Date, and thereafter certificates representing shares of Common Stock will not be assignable or transferable on the Company’s books except by will, intestate succession or operation of law. After the Final Record Date, any distributions made by the Company will be made solely to the Shareholders of record as of the close of business on the Final Record Date, except as may be necessary to reflect subsequent transfers recorded on the Company’s books as a result of any assignments by will, intestate succession or operation of law. Currently, the Company’s Amended and Restated Articles of Incorporation and its Tax Benefits Preservation Plan limit direct or indirect transfers of the Company’s Common Stock to the extent such transfers could affect the percentage of stock that is treated as being owned by a holder of our Common Stock that is in excess of 4.99% of the Company’s outstanding Common Stock.”

2.
Please identify the independent economic consulting firm engaged by the Company to make an assessment of potential unknown liabilities and provide the information required by Item 1015(b) of Regulation M-A.

Response: As requested by the Staff, the Company will add the following disclosure in the Revised Proxy regarding National Economic Research Associates, Inc., the independent economic consulting firm engaged by the Company to make an assessment of potential unknown liabilities:

“On September 5, 2019, after seeking recommendations from attorneys, the Company engaged National Economic Research Associates, Inc. (“NERA”) to perform an independent valuation of any contingent liabilities resulting from the Company’s former operating business that related to storing blood samples. NERA has significant experience in complex valuations as part of bankruptcies and corporate wind downs. No material relationship existed between NERA and the Company or any of its affiliates during the prior two years, nor is any future engagements currently contemplated. NERA received $77,622.50 from the Company for its services to the Company.

On November 12, 2019, NERA presented its final report on such valuation to the Board. NERA estimated the Company’s potential liability based on possible settlements, trial verdicts or refunds which could arise if former customers of the Company’s operating business were to bring claims against the Company for storage or quality of processing issues during the Company’s years of operation. NERA relied on statistical probability models, hazard models and historical refund rates with respect to such claims and a model to estimate the cost of settling potential claims and litigation or payment of refunds. The models were based on the historical data of the Company. Additional assumptions for the baseline scenario were based on the litigation history of the Company and academic publications on the expected demand for umbilical cord tissue and blood samples. NERA’s estimates also took into account the expected shelf-life of the samples, the expected costs of settlement, projected outcome of trial verdicts, estimated benefits from stem cell transplants, the estimated defective rate of stored samples, and the likely relationship between quality issues and transplant viability, among other assumptions.”

Amount and Timing of Estimated Liquidating Distributions to Shareholders, page 30

3.
Please quantify the amounts that make up the Potential Additional Proceeds and the amount of Transaction purchase price proceeds expected to be released from escrow in May 2020. Please also identify and quantify the amounts that make up the $3.0 million to $3.5 million intended for known, ongoing expenses and the $2.2 million for unknown, contingent and/or conditional liabilities.

Response: In response to this comment, the disclosure regarding Potential Additional Proceeds will be revised as follows:

“. . . the amount of Transaction purchase price proceeds which may be released from escrow upon the termination of the Transaction escrow, which is expected to be in May 2020, less any applicable taxes (collectively, the “Potential Additional Proceeds”). While no claims have been made against the $3 million Transaction escrow to date, the Company cannot currently predict whether any claims will be made against the escrow prior to its termination or the amount of funds that will ultimately be released to the Company from escrow.”

In addition, the Company will add the following disclosure regarding liability reserves to the section “Amount and Timing of Estimated Liquidating Distributions to Shareholders” of the Revised Proxy:

“The Company’s $2.2 million reserve for unknown, contingent and/or conditional liabilities is based on the high-end estimate provided by NERA relating to potential liabilities which do not currently exist but could arise in connection with the Company’s former operating business.

The Company’s $3.0 to $3.5 million reserve for known, ongoing expenses provides for approximately $120,000 of unpaid state and corporate taxes, non-executive personnel bonus and estimated severance costs, current accounts payable of $45,000, and approximately $3.0 million dollars for ongoing operating expenses (including insurance, employee expenses, Board fees, management fees, audit and tax fees, legal fees, public company expenses, rent and other ordinary course business expenses) during the Dissolution process, which is anticipated to last approximately 4.5 years.”

Interests of Certain Persons in the Dissolution, page 32

4.
Please disclose the expected amount of compensation to be received by the Company’s officers and directors above their regular compensation with respect to their services related to the implementation of the plan of dissolution.

Response: In response to this comment, the following disclosure will be added to the Revised Proxy:

“The Company’s officers and directors will not receive additional compensation in connection with the Dissolution. Red Oak Partners, LLC (“Red Oak”) currently provides ongoing management, administrative and operational services and assistance to the Company for $100,000 per year. To the extent the Dissolution requires more than 80 hours of additional work (outside of hours in the ordinary course of business) to be provided by Red Oak to the Company with respect to wind down activities and the administration of any claims which may arise, Red Oak will be paid $250 per hour for such additional work beyond 80 hours.”

General

5.
Please tell us how you considered the financial statement requirements in Item 14(b)(8) through (b)(11) and 14(c)(1) of Schedule 14A.

Response: In response to this comment, the Company confirms that it determined that the financial statement requirements in Item 14(b)(8) through (b)(10) and 14(c)(1) of Schedule 14A are not applicable to the Proxy for the following reasons. As the Company is a smaller reporting company, Items 14(b)(8) and 14(b)(9) are not applicable to the Company. In addition, financial information pursuant to Items 14(b)(8) and 14(b)(9) is not being provided because such information is not material to the dissolution of the Company, which has nominal operations and assets primarily consisting of cash. Items 14(b)(10) and 14(c)(1) are not applicable to this Proxy or the dissolution, because there is no acquirer with respect to the dissolution, nor would such information be material to the dissolution of the Company, which has not had any significant operations for over two years. The financial information required by Item 14(b)(11) can be found in the Company’s annual and quarterly financial statements filed with Securities and Exchange Commission and incorporated by reference in the Proxy.

*****

Should any member of the Staff have any questions concerning the foregoing or desire any further information or clarification in respect of Proxy, please do not hesitate to contact Anthony Snow, the Company’s President, at (844) 266-4622, or me at (212) 451-2252 or my colleague Jason D. Cabico at (212) 451-2395.

Very truly yours,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

cc:	Anthony Snow
Jason D. Cabico